Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831

Via EDGAR

February 18, 2009

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Form 10-K for fiscal year ended January 31, 2008
Forms 10-Q for the periods ended April 30, 2008, July 31, 2008, and October 31, 2008
Schedule 14A filed April 21, 2008
File No. 1-13026

Dear Mr. Decker:

We submit the following in response to your comment letter dated January 28, 2009 to Mr. Robert H. Barghaus, Vice President and Chief Financial Officer of Blyth, Inc. (the “Company”), relating to the above documents filed with the Securities and Exchange Commission.

For ease of reference, we have repeated your comments in bold immediately preceding our responses.

We also advise you that in January 2009 we implemented a 1-for-4 reverse stock split of our common stock.  We have not restated share amounts in our proposed responses since the proposed responses are based on our most recent disclosure (from our Form 10-Q for the period ended October 31, 2008), which pre-dates the reverse stock split.  We will revise the share and per share amounts in future filings to give effect to the reverse stock split.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2008

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

With respect to those comments that request additional disclosure or other revisions to be made, we have provided supplemental responses that show what those revisions will look like, and for ease of reference, where we have revised prior disclosure, we have indicated revisions with italicized text.  In response to comments 13 and 14, we respectfully request that we be permitted to include the revised Certifications (Exhibit 31) prospectively.  We anticipate filing our next Annual Report on Form 10-K (for our most recently completed fiscal year ended January 31, 2009) in early April 2009.  We are making this request in consideration of the short timeframe remaining until our next Form 10-K is filed, and the cost associated with amendments of our 2008 Form 10-K and 2008 Forms 10-Q.  In light of the current economic environment, we are seeking, where possible, to reduce our costs, including fees we pay to our outside professional firms.  In the event that you disagree with this request, we propose to file amendments to our 2008 Form 10-K and the Quarterly Reports on Form 10-Q for the periods ended April 30, July 31 and October 31, 2008 (the “2008 Forms 10-Q”) that respond to comments 13 and 14 promptly after you advise us that you have completed your review.  Please see our responses to comments 13 and 14, in which we discuss the revised Certifications (Exhibit 31) that we will file either in our next Annual Report on Form 10-K or in amendments to our 2008 Form 10-K and 2008 Forms 10-Q, depending on your response to the request we made in the second sentence of this paragraph.  We will include other revisions in our future filings.

Item 1A – Risk Factors, page 6

2.
Based upon your disclosures on page 7, it appears that you make promotional   offers to independent consultants.  Please disclose how these arrangements are typically structured and discuss their related accounting.

Response

In future filings, we will include the following information that discloses how the promotional offers to independent consultants are typically structured.

PartyLite’s sales are generated by its independent consultants, who strive to maximize three interrelated objectives, namely selling product, scheduling (or booking) parties, and recruiting new consultants.  In order to encourage its consultants to accomplish these goals, PartyLite makes monthly promotional offers, such as discounted product offers to hostesses who hold shows or meet certain sales objectives at the shows, offering free or discounted products to guests whose purchases exceed a certain level, and offering special “party only” products that can only be purchased by guests attending a show. These promotional offers are generally expensed as incurred or when product is distributed to consultants and recorded to Selling expense.

Other significant promotional offers include PartyLite’s annual incentive trip and the payment of bonuses to consultants.  Annual incentive trips (paid for by PartyLite for consultants) and bonuses (usually in the form of cash or extra points, the latter of which is used toward the annual incentive trip) are awarded to consultants who recruit new consultants during promotional periods or achieve certain sales levels. Annual incentive trips and bonuses are recorded to Selling expense as they are earned consistent with EITF 00-22 “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future.”

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

3.
Please discuss in greater detail the business reasons for the changes between periods in gross profit and selling expenses.  In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it.  In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  For example, you should discuss what amount of the increase in gross profit was due to improved margin within the PartyLite businesses, the sale of BHI NA and the continued higher commodity costs in all businesses.  Please show us what your revised MD&A will look like.  See Item 303(a)(3) of Regulation S-K.

Response

In response to your question, we have revised the relevant sections from our 2008 Form 10-K as an example to show what it would have looked like in response to your comment, and we will provide similar detail in future filings.  Plain text repeats language from the 2008 Form 10-K; italicized text is our proposed new text.

Blyth's consolidated gross profit increased $18.8 million, from $596.7 million in fiscal 2007 to $615.5 million in fiscal 2008. As a percent of sales, gross margin was 48.9% in fiscal 2007 and 52.8% in fiscal 2008, an increase of 3.9%.  This increase was principally related to the following factors:  (1)  a reduction of severance, inventory write-downs and asset impairments related to BHI NA, or 0.8%; (2) improvements at PartyLite largely due to selected price increases, reduced shipping and handling costs and favorable product mix, or 1.2%; (3) improvements in the Wholesale businesses, mostly due to the sale of  BHI NA in the first quarter of fiscal 2008 (whose gross margins are significantly lower than our other businesses), as well as improvements in our other Wholesale businesses resulting from selected price increases, better cost control and favorable product mix, or 1.4%. Partially offsetting these increases were higher commodities costs, primarily in wax and other chemicals, which  decreased gross profit margin by 0.2%.

Blyth's consolidated selling expense decreased $4.4 million, or approximately 1%, from $409.7 million in fiscal 2007 to $405.3 million in fiscal 2008. The decrease in selling expense relates to reduced sales resulting from the sale of BHI NA late in the first quarter of fiscal 2008 ($93.2 million in sales in fiscal 2007 compared to $39.3 million in fiscal 2008). Selling expense decreased by $4.9 million as a result of the sale of BHI NA. Selling expense as a percentage of net sales increased from 33.6% in fiscal 2007 to 34.8% in fiscal 2008 since BHI NA had a very low ratio of selling expense to net sales. PartyLite’s selling expense was flat since PartyLite Europe’s increased sales were offset by PartyLite U.S.’s reduced selling expense, which was consistent with the overall sales trends in these businesses.

Liquidity and Capital Resources, page 21

4.
Please expand MD&A to provide further discussion of recent economic events and its current and expected future impact on your operations, financial position and liquidity.  We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the current business environment.  We believe that you should provide detailed rather than general disclosures regarding these risks and exposures.  For example, you should provide detailed information on your recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.  You should also discuss whether there are further risks related to the recoverability of your assets, including goodwill and other intangible assets.  In your response to this letter, please provide a detailed description of proposed future disclosure.

Response

When we filed the 2008 Form 10-K (filed in April 2008), we were not experiencing and did not foresee the economic events that are currently being experienced. In response to the current economic conditions that deteriorated during 2008, we updated the “Risk Factors” and provided a more comprehensive discussion of our liquidity position in our Form 10-Q for the period ended October 31, 2008. This discussion included the effect of the current financial crisis on our present and future operations and liquidity and capital resources. The added risks also identified the risk of recoverability of our assets.

Below is a revision of the disclosure for the nine-month period ended October 31, 2008 that addressed the impact of the current financial crisis on our business and that has been updated to provide further discussion of the expected impact on our business, on our liquidity and on management’s response for managing these events.  We believe that the most meaningful trend is the decline in the number of consultants in our U.S. PartyLite business since that business generates a significant portion of our operating cash flow.

We have chosen to base our proposed disclosure on that which was set forth in our Quarterly Report on Form 10-Q for the period ended October 31, 2008, our most recent periodic report filed with the Commission, which did take into account the deterioration of the economy and credit crises that unfolded during the second half of 2008.

We will provide further qualitative and quantitative information regarding our current and future operations and related cash flows in future filings.

Proposed Response:

Liquidity and Capital Resources

As shown in our 2008 Form 10-K, our operating cash flow decreased in each of the last two years from $106.8 million in fiscal 2006 to $94.3 million in fiscal 2007 and to $91.8 million in fiscal 2008.   This decline was largely due to the reduction in net earnings as well as the effect of divestitures made during the same three year period.  For the nine months ending October 31, 2008 our operating cash flow showed a utilization of cash of $59.4 million, which was $40.8 million higher than the $18.6 million utilization of cash reported for the same period last year.  This increased use of cash was principally due to the decline in net earnings as well as an increase in inventories caused by unexpected sales declines.  Historically, our operating cash flow for the first nine months of the fiscal year shows a utilization of cash, whereas our fourth quarter historically generated a surplus of cash resulting from a large concentration of our business occurring during the fourth quarter holiday season.  We recognize that the utilization of $59.4 million of cash in the most recent nine-month period is sharply higher than in the prior year. However, we are addressing this matter in the following ways. First, we have begun to execute an aggressive working capital management program designed to conserve cash.  Second, we will continue to focus on cost cutting measures throughout the company with the goal to save cash. Third, we will consider the timing and level of future dividends and treasury share buybacks. Fourth, we have short term and long term investments on our balance sheet that we could convert into cash should the need arise. These initiatives will support our expectation that we will be able to fund our working capital requirements in the foreseeable future from operational cash flows.  We also note that our cash balance is over $62 million as of October 31, 2008, which is well in excess of the $39 million of current maturities of long term debt.

Cash and cash equivalents decreased by $100.6 million to $62.4 million at October 31, 2008 from $163.0 million at January 31, 2008. The decrease in cash during the first nine months of fiscal 2009 was primarily related to cash used to meet working capital needs, share repurchases, the payment of dividends, the retirement of long-term debt and capital expenditures.

Net cash used by operations was $59.4 million for the first nine months of fiscal 2009 compared to $18.6 million in the prior year period. Due to the seasonal nature of our businesses we generally do not have positive cash flow from operations until our fourth quarter. However, cash utilization has been higher for the current and the nine month period than in comparable prior year periods due to the current economic environment and credit crisis. Sales have been lower and consequently we have higher inventory positions than in the past and lower collections on accounts receivables. The increase in cash used by operations is also due to lower net earnings as well as changes in working capital noted above.

Net changes in operating assets and liabilities decreased cash by $89.6 million, driven primarily by an increase in inventory resulting from the impact of lower than expected sales and the seasonal increase in accounts receivable.

Net cash used by investing activities was $0.1 million. Net capital expenditures for property, plant and equipment were $6.3 million for the first nine months of fiscal 2009 compared to $7.0 million in the prior year period.  We liquidated our $10.0 million investment in the limited partnership, received $2.2 million from the sale of our interest in the Australian joint venture and redeemed a portion of our investment in auction rate securities for $10.0 million. Included in investing activities are uses of cash for the purchases of both ViSalus (for $13.0 million and incurred acquisition costs of $1.0 million, for a total acquisition cost of $14.0 million, net of cash acquired of $0.5 million) and As We Change for $2.3 million.

Net cash used in financing activities for the nine month period ended October 31, 2008 was $32.4 million, and included our dividend payment during the second quarter of $9.8 million, reduction of long-term debt and capital lease obligations of $11.5 million and share repurchases of $11.1 million.  Our 7.90% Senior Notes, with a remaining principal amount of $38.7 million, are due on October 1, 2009. We anticipate the ability to repay these notes using existing cash balances as well as expected cash flows from operations. We will continue to carefully monitor our cash position, and will only make additional repurchases of outstanding debt or shares and will only pay dividends when we have sufficient cash surpluses available for us to do so.

The primary factor impacting our operating cash flow is the decrease in PartyLite sales in the U.S. market of $41.7 million, which was driven by fewer active independent sales consultants, as well as lower activity by existing consultants and reduced sales per show resulting from difficult economic conditions that made booking and holding shows challenging. Management’s key areas of focus include stabilizing the consultant base through training and promotional incentives, which have increased our selling expense during fiscal 2009. PartyLite’s active independent sales consultants have declined in recent years, primarily in the United States.  In the United States, the number of active independent sales consultants has declined from over 30,000 at the end of fiscal 2008 third quarter to over 25,000 at the end of fiscal 2009 third quarter.  While we are making efforts to stabilize and increase the number of active independent sales consultants, it may be difficult to do so in the current economic climate due to reduced consumer discretionary spending. If our U.S. consultant count continues to decline it will have a negative impact on our liquidity and financial results.

In addition, our operating cash flow is impacted by decreased sales within the Wholesale and Catalog & Internet segments due to dispositions of businesses (resulting in $39.3 million and $93.2 million less sales for the nine months ended this year and the prior year, respectively) and sales declines in our ongoing businesses.  Sales within our Wholesale segment have declined from $220.4 million in fiscal 2008 to $162.5 million in fiscal 2009, and sales in our Catalog & Internet segment have declined from $132.7 million in fiscal 2008 to $125.7 million in fiscal 2009. Furthermore, we expect that the current recession, with a decline in consumer spending, may negatively impact sales within both of these segments. In the event the current recession is prolonged and/or the actions already initiated by management are not successful in improving the operating performances of our businesses, it may become necessary to undertake additional measures to preserve our liquidity.  These initiatives could include additional dispositions, overhead cost reductions, lower levels of in-stock inventory and promotional activity.

We anticipate total capital spending of approximately $8.0 million for fiscal 2009. We have grown in part through acquisitions and, as part of this growth strategy, we expect to continue from time to time in the ordinary course of our business to evaluate and pursue acquisition opportunities as appropriate.

We believe our financing needs in the short-term can be met from cash generated internally. In the long-term we may be required to seek additional forms of financing which may or may not be available at acceptable terms and conditions.

On October 21, 2008, we acquired a 43.6% interest in ViSalus for $13.0 million and incurred acquisition costs of $1.0 million for a total cash acquisition cost of $14.0 million.  We intend to and may be required to purchase additional interests in ViSalus that will require additional capital resources, increasing our ownership to 100%. These additional purchases are conditioned upon ViSalus meeting certain operating targets in calendar year 2009, 2010 and 2011, subject to a one-time, one-year extension. At this time we are uncertain whether these targets will be met and we therefore are unable to predict the impact of this on our operating cash flow. We have the option to acquire the remaining interest in ViSalus even if they do not meet these operating targets.  The purchase prices of the additional investments are equal to a multiple of ViSalus’s earnings before interest, taxes, depreciation and amortization, exclusive of certain extraordinary items. The payment, if any, will be out of existing cash balances and expected future cash flows from operations.

In October 2006, we amended our unsecured revolving credit facility (“Credit Facility”) to, among other things, reduce the amount available for borrowing from $150.0 million to $75.0 million and to advance the termination date to June 2009 from June 2010.  The Credit Facility contains requirements that we maintain certain financial ratios and limitations on certain payments.  As of October 31, 2008, we were not in compliance with two of the provisions of the Credit Facility that require us to maintain a minimum adjusted consolidated net worth and earnings before interest, taxes, depreciation, and amortization for the most recent twelve month period.  As of October 31, 2008 and the date hereof, we have no outstanding balance under the Credit Facility, but did have outstanding $3.1 million in letters of credit.  On December 5, 2008, we terminated the Credit Facility after providing cash collateral to the issuing bank so that all standby letters of credit were fully satisfied and not considered outstanding under the Credit Facility.  We expect to be able to fund our short-term liquidity and working capital needs from cash flows from operations.

U.S. and global credit and equity markets have recently undergone significant disruption, making it difficult for many businesses to obtain financing on acceptable terms.  In addition, equity markets are continuing to experience rapid and wide fluctuations in value.  If these conditions continue or worsen, our cost of borrowing may increase and it may be more difficult to obtain financing for our businesses. In addition, our borrowing costs can be affected by short and long-term debt ratings assigned by independent rating agencies.  A decrease in these ratings would likely increase our cost of borrowing and/or make it more difficult for us to obtain financing.  Obtaining a new credit facility will more than likely require higher interest costs than we are currently incurring and may require our providing security to guarantee such borrowings.  Alternatively, we may not be able to obtain unsecured borrowings, which may require us to seek other forms of financing, such as term debt, at higher interest rates and additional expense.

In addition, if the economic conditions continue to worsen, we may be subject to future impairments of our assets, including accounts receivable, inventories, property, plant and equipment, investments, goodwill and other intangibles, if the valuation of these assets or businesses continues to decline.

As of October 31, 2008, we had a total of $2.0 million available under an uncommitted facility with Bank of America to be used for letters of credit through January 31, 2009.  As of October 31, 2008, no letters of credit were outstanding under this facility.

In May 1999, we filed a shelf registration statement for the issuance of up to $250.0 million in debt securities with the Securities and Exchange Commission.  On September 24, 1999, we issued $150.0 million of 7.90% Senior Notes due October 1, 2009 at a discount of approximately $1.4 million, which is being amortized over the life of the notes. Through October 31, 2008, we have repurchased a total of $111.3 million of these notes, the remainder ($38.7 million at October 31, 2008) of which are due within the next twelve months and have been reclassified to Current maturities of long-term debt.  Such notes contain, among other provisions, restrictions on liens on principal property or stock issued to collateralize debt.  As of October 31, 2008, we were in compliance with such provisions.  Interest is payable semi-annually in arrears on April 1 and October 1.  On October 20, 2003, we issued $100.0 million of 5.50% Senior Notes due on November 1, 2013 at a discount of approximately $0.2 million, which is being amortized over the life of the notes.  Such notes contain provisions and restrictions similar to those in the 7.90% Senior Notes.  As of October 31, 2008, we were in compliance with such provisions.  Interest is payable semi-annually in arrears on May 1 and November 1.  The notes may be redeemed in whole or in part at any time at a specified redemption price.  The proceeds of the debt issuances were used for general corporate purposes.

As of October 31, 2008, Miles Kimball had approximately $8.3 million of long-term debt outstanding under a real estate mortgage note payable to John Hancock Life Insurance Company, which matures June 1, 2020.  Under the terms of the note, payments of principal and interest are required monthly at a fixed interest rate of 7.89%.

As of October 31, 2008, CBK had $0.1 million of long-term debt outstanding under an Industrial Revenue Bond (“IRB”), which matures on January 1, 2025.  The bond is backed by an irrevocable letter of credit issued by LaSalle Bank National Association.  The loan is collateralized by certain of CBK’s assets.  The amount outstanding under the IRB bears interest at short-term floating rates, which equaled a weighted average interest rate of 5.6% at October 31, 2008.  Payments of principal are required annually and interest payments are required monthly under the terms of the bond.

On December 13, 2007, our Board of Directors authorized a new stock repurchase program for 6,000,000 shares that will become effective after we exhaust the 12,000,000 shares authorized for repurchase under the old repurchase program.  Since January 31, 2008, we have purchased 811,545 shares on the open market, for a cost of $11.1 million, bringing the cumulative total purchased shares to 10,462,280 as of October 31, 2008, for a total cost of approximately $224.8 million.  Additionally in fiscal 2005, 4,906,616 shares were repurchased through a Dutch auction cash tender offer for an aggregate purchase price of $172.6 million, including fees and expenses.  The acquired shares are held as common stock in treasury at cost.

On September 11, 2008, we announced that we had declared a cash dividend of $0.27 per share of common stock for the six months ended July 31, 2008.  The dividend was payable to shareholders of record as of November 3, 2008, and was paid on November 17, 2008. The total payment was $9.6 million. Our ability to pay cash dividends in the future is dependent upon, among other things, our ability to operate profitably and to generate significant cash flows from operations in excess of investment and financing requirements that may increase in the future to, for example, fund new acquisitions or retire debt. As we normally do, we will review our dividend policy prior to our next dividend payment (historically we have paid dividends in May and November), and may adjust the rate of our semi-annual dividend if necessary.

5.
Based upon your statements of cash flows, net cash provided by operating activities has decreased year over year for the three years ended January 31, 2008.  In addition, we note that you have net cash used in operating activities for the nine months ended October 31, 2008.  As such, please expand your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows, including the changes in the specific line items of your operating assets and liabilities.  In addition, please address how this negative trend impacts the Company’s overall liquidity.

Response

Please see Response No. 4, in which we have discussed the material changes in our operating activities that have affected our statement of cash flows. We also discussed the negative trend in our operating cash flow on our overall liquidity by discussing the credit crisis and our decision to terminate our credit facility in our most recent Form 10-Q filing. We will include in future filings a discussion of the material changes in the specific line items of our operating assets and liabilities. The proposed disclosure is as follows:

Liquidity and Capital Resources

Cash and cash equivalents increased $59.2 million from $103.8 million at January 31, 2007 to $163.0 million at January 31, 2008. We generated $94.3 million in cash from operations in fiscal 2007 compared to $91.8 million in fiscal 2008.

Net earnings were $11.1 million in fiscal 2008 compared to a loss of $103.2 million in fiscal 2007.  Included in earnings in fiscal 2008 were non-cash charges totaling $83.4 million for depreciation and amortization, goodwill and other intangible impairments, and amortization of unearned compensation.  Included in earnings in fiscal 2007 were non-cash charges totaling $165.6 million for loss on sale of discontinued operations (net of tax), depreciation and amortization, goodwill and other intangible impairments and amortization of unearned compensation.

Net changes in operating assets and liabilities increased cash by $1.4 million in fiscal 2008 compared to an increase of $37.7 million in fiscal 2007.  The increase in fiscal 2007 reflects lower accounts receivable balances due to  the favorable timing of the sale of our European Wholesale businesses whereby we effectively collected accounts receivables prior to the sale of these businesses and before the working capital commitments required prior to the start of the new holiday season.  In addition, improved inventory management within our North American Wholesale businesses contributed to a favorable source of cash in fiscal 2007. The change in operating assets and liabilities in fiscal 2008 reflects the collection of notes receivables of businesses previous disposed of $3.3 million partly offset with higher accounts receivables due to higher sales and extending credit terms into the holiday season.

The Company’s working capital needs are the highest in late summer prior to the start of the holiday season. If demand for our products falls short of expectations this could require us to maintain higher inventory balances than forecasted and could negatively impact our liquidity. Additionally, the existing credit crisis may also negatively impact the ability of our customers to obtain credit and consequently could negatively impact our sales and the collection of our receivables.

We also advise you on a supplemental basis that we will expand the disclosure regarding the seasonality of our businesses in future filings, indicating that the majority of our businesses are seasonal and record the majority of their sales during the “holiday season”, our fourth quarter.

6.
Please disclose in your liquidity section any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  In this regard, it appears based upon your disclosure on page 54 that $50.1 million of debt will mature in the year ended January 31, 2010.  Please revise your disclosure accordingly.  See Item 303 (a) (1) of Regulation S-K.

Response

In our most recent periodic filing with the Commission (our Form 10-Q for the quarterly period ended October 31, 2008), we discussed known demands and commitments (specifically related to future payments in connection with the step acquisition of ViSalus) and events that decreased liquidity (termination in December 2008 of our revolving credit facility).

At the time we filed our 2008 Form 10-K, we had outstanding $50.1 million in senior notes due October 2009.  Since that time, we have repurchased some of those notes, and had $38.7 million outstanding at the time of our most recent Form 10-Q.  In our most recent Form 10-Q (filed with the Commission on December 4, 2008), we discussed the current nature of this obligation (as of October 31, 2008 $38.7 million) and our intention to repay the outstanding obligation with existing cash balances and expected future cash flows from operations (see our response to Comment 4, which includes our proposed revised disclosure and discusses the negative trend in PartyLite’s consultant count).

Item 8 – Financial Statements and Supplementary Data, page 33

Note 1 – Summary of Significant Accounting Policies, page 38

General

7.
Please disclose the types of expenses that you include in the cost of goods sold line item, the selling expenses line item and the administrative expenses line item.  Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

▪	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
▪	in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution

▪	network in cost of goods sold and others like you exclude a portion of them from gross profit.

Response

We will, within our next Form 10-K, provide the following disclosure as part of our Summary of Significant Accounting Policies.

Costs of goods sold includes the cost of raw materials and their procurement costs, inbound and outbound freight, and the direct and indirect costs associated with the personnel, resources and property plant and equipment related to the manufacturing, warehousing, inventory management and order fulfillment functions. Selling expenses include customer service costs, the costs associated with trade shows and showrooms, catalog costs including printing and shipping, commissions paid to consultants, the salaries and benefits related to personnel within the marketing functions, costs associated with promotional offers to independent consultants, and other selling and marketing expenses. Administrative and other expenses includes salaries and related benefits associated with various administrative departments, including human resources, legal, information technology, finance and executive, as well as professional fees and administrative facility costs associated with leased buildings, rents, office equipment and supplies.

Cash and Cash Equivalents, page 39

8.
We note your disclosure that amounts due from credit card companies for the settlement of credit card transactions are included in cash equivalents.  With reference to paragraph 8 of SFAS 95, which defines cash and cash equivalents, please tell us supplementally and expand your disclosures to discuss why you believe it is appropriate to reflect these amounts as cash equivalents.

Response

Credit card receivables are classified as cash and cash equivalents because they are readily convertible to known amounts of cash and so close to maturity that they present an insignificant risk of changes in value. These funds relate to payments where orders have shipped and approved by the credit card processors. Funds from the processor for an approved transaction typically take one to three business days to be received by us. We have not experienced and do not foresee any instances where payments would not be received. The major credit card companies making these payments are highly accredited businesses, and we not deem them as having material counterparty credit risk.

We understand that inclusion of credit card receivables as cash and cash equivalents is a common industry practice. In addition, we understand that the accounting for credit card receivables as cash and cash equivalents was informally discussed at the July 8, 2008 CAQ SEC Regulations Committee meeting.  We understand that subsequent to that meeting, the SEC informally communicated to that committee that the Staff would not object to such treatment.

Our updated disclosure will read as follows (with new text italicized):

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Amounts due from credit card companies of $1.6 million and $2.0 million for the settlement of credit card transactions are included in cash equivalents as of January 31, 2007 and 2008, respectively, because they are both short-term and highly liquid instruments and typically take one to three business days to be received by us. The major credit card companies making these payments are highly accredited businesses, and we do not deem them as having material counterparty credit risk.

Earnings per Common and Common Equivalent share, page 43 and Note 19 – Earnings Per Share, page 69

9.
Please disclose how you are treating the vested and unvested restricted stock and restricted stock units you have issued in computing both your basic and diluted earnings per share.  See paragraphs 10 and 13 of SFAS 128.

Response

For basic EPS, nonvested restricted stock and restricted stock units (collectively, “RSUs”) are not included in the denominator of the computation of basic EPS during the requisite service period.  Such shares are considered contingently returnable shares as described in paragraph 10 of FASB Statement No. 128, Earnings per Share.  Unvested RSUs do not participate in dividend equivalents, and as a result, are not considered participating securities.

Once the requisite service period is complete, RSUs are considered outstanding common shares, and accordingly, should be included in the weighted-average number of common shares.  Historically, we have excluded these vested RSUs from the basic EPS calculation due to their insignificance.  As of January 31, 2008, there were 27,250 vested RSUs and a weighted average 38,592,000 outstanding shares.  The impact of excluding vested RSUs from our weighted average shares outstanding is less than one-tenth of one percent (or $0.0002 per share) on $11.1 million in Net Income.  As of October 31, 2008, the relationship continued to be insignificant as we had 48,823 vested RSUs and a weighted average 37, 937,000 outstanding shares.  We have monitored this relationship and assess the significance quarterly.  On a prospective basis, we will include the vested RSUs in the calculation of basic EPS.

For diluted EPS, both vested and nonvested shares are included in the denominator of the computation during their requisite service period in accordance with paragraph 20 of SFAS 128 “Earnings per share”. In our future filings we will revise our disclosures as follows:

The following table presents the components of basic and diluted net earnings per common share:

Year ended January 31, (In thousands)	2007	2008
Net earnings (loss)	$(103,173)	$11,072
Weighted average number outstanding:
Common shares	9945	9648
Vested restricted stock units	5	7
Weighted average number of common shares outstanding:
Basic	9,950	9,655
Dilutive effect of stock options and non-vested restricted shares units	64	77
Weighted average number of common shares outstanding:
Diluted	10,014	9,732
Basic earnings per share	$(10.37)	$1.15
Diluted earnings per share	$(10.30)	$1.14

As part of the Company’s stock based compensation plans, outlined in note 16, vested restricted stock units participate in all dividends paid to common shareholders and are no longer considered contingently issuable shares. Accordingly these RSUs are included in the calculation of basic and diluted earnings per share as common stock equivalents. RSUs that have not vested and are subject to a risk of forfeiture are included in the calculation of diluted earnings per share.

Note 13 – Commitments and Contingencies, page 58

10.
Please tell us what consideration you gave to presenting Mr. Goergen’s 7,500,000 shares, which you may be obligated to purchase or register, outside of permanent equity.  Please tell us what accounting literature you referenced to support your basis.

Response

Mr. Goergen’s amended and restated employment agreement (dated December 11, 2008, which extended the term of employment by one year and made no other substantive changes) requires us at our option to either repurchase 7,500,000 shares from his estate within 90 days of such demand at the fair market value or register for resale 7,500,000 shares pursuant to the registration rights agreement. While we are required under the agreement to use our best efforts to have a registration statement declared effective, there is no provision that permits the estate to require us to redeem the shares if such registration statement is not declared effective. EITF topic D-98, “Classification and Measurement of Redeemable Securities,” (“Topic D-98”) requires this redemption requirement to be characterized outside of permanent equity if the redemption feature is not solely within the control of the issuer. Paragraph 9 of Topic D-98 indicates that the failure of a registration statement to be declared effective by the SEC by a designated date is an event that is not within the control of the issuer. Since Mr. Goergen’s employment and registration rights agreements only requires us to use our best efforts to have a registration statement become effective, and does not impose a time limit as to when the registration statement must become effective, we have concluded that we have the option but not the obligation to repurchase the 7,500,000 shares.

We intend to revise our future filings to disclose that we are required only to use our “best efforts” to register the securities for public sale.  Our proposed revision would read as follows:

Pursuant to the employment agreement identified above, upon the death of both Mr. Goergen and his spouse, the Company will, upon the demand of the estate of either Mr. Goergen or his spouse, buy back from such estate up to 7,500,000 shares of Company Common Stock within 90 days of such demand at the fair market value thereof (as defined in the employment agreement) or register the public offer and sale by such estate of up to 7,500,000 shares of Common Stock.  In connection with the employment agreement, the Company and Mr. Goergen entered into a registration rights agreement relating to the registration of up to 7,500,000 shares of Common Stock as described above in the event that the Company chooses not to purchase such shares upon the death of both Mr. Goergen and his spouse.  There is no specified effective date or stock price requirement in the agreements and the Company’s only obligation is to use its best efforts to have the registration become effective.  The Company will not be obligated to purchase or register such shares, notwithstanding the death of both Mr. Goergen and his spouse, if the survivor’s estate, or his or her beneficiaries, as the case may be, can then sell all of the shares of the Common Stock owned by them without registration.  The Company has recorded a liability of approximately $0.2 million at January 31, 2008 related to the estimated future costs to register the securities.

Note 15 – Income Taxes, page 59

11.
It appears that the deferred tax liability related to undistributed foreign earnings increased approximately $3.5 million in 2008 from 2007.  You disclose on page 61 that $0.3 million was recorded as a reduction to net earnings on these undistributed earnings in the current period.  It is unclear why only $0.3 million of the $3.5 million increase was reflected in net earnings while the remainder was recorded in other comprehensive income.  Please advise and provide the authoritative literature which supports your accounting.

Response

The $0.3 million portion of the increase in the APB 23 deferred tax liability that was recorded as a reduction to net earnings includes the following components:  (i) a charge of $10.5 million related to the effect of current year unremitted earnings of foreign subsidiaries not permanently reinvested pursuant to APB 23, (ii) a benefit of $8.8 million related to a restructuring of our European businesses that occurred during fiscal 2008, enabling us to utilize tax losses from the sales of our European wholesale businesses, and (iii) a benefit of $1.4 million relating to a return-to-provision adjustment (change in estimate) for finalization of calculations of U.S. earnings and profits in foreign subsidiaries that impacted the APB 23 liability.

The remaining $3.2 million increase in the APB 23 deferred tax liability has two components.  The first component is a decrease of $2.3 million resulting from a reclassification recorded on the adoption of FIN 48 as of February 1, 2007.  This reclassification relates to management’s assessment of uncertain tax positions that would decrease unremitted earnings of foreign subsidiaries not permanently reinvested under APB 23.  The second component is an increase of $5.5 million related to the tax effect of changes in foreign exchange rates on the portion of the Company’s investment in foreign subsidiaries relating to unremitted earnings not permanently reinvested pursuant to APB 23.  In accordance with the guidance provided in SFAS 109 paragraph 39, this portion of the change in the APB 23 deferred tax liability was recorded in Other Comprehensive Income.

Item 9A – Controls and Procedures, page 72

(b) – Management’s Report on Internal Control over Financial Reporting, page 72

12.
Please revise to state that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on your internal control over financial reporting.  See Item 308 (a)(4) of Regulation S-K.

Response

In accordance with Item 308(a)(4) of Regulation S-K, in future filings we will revise “Management’s Annual Report on Internal Control over Financial Reporting” to state that Deloitte & Touche LLP, our registered public accounting firm, has issued an attestation report on our internal control over financial reporting.

Proposed Response:

(d)  Deloitte & Touche LLP, the registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting.

Exhibit 31 – Certifications

13.
We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31.1 and 31.2 to the January 31, 2008 Form 10-K and 2008 Forms 10-Q.  Please remove their titles from the introductory sentence of the certifications required by item 601(b) (31) of Regulation S-K.

Response

We have removed the titles of Robert B. Goergen and Robert H. Barghaus from the introductory sentence to the certifications required by Item 601(b)(31) of Regulation S-K.  Please see Exhibit A hereto, which presents the proposed forms of exhibits 31.1 and 31.2, and that we will either file as exhibits to our next Annual Report on Form 10-K for the most recently completed fiscal year ended January 31, 2009, which we expect to file in early April 2009, or in amendments to our 2008 Form 10-K and 2008 Forms 10-Q that we will file promptly following the completion of your review, which will depend on your response to the request we have made in our response to Comment 1.

14.	Your certifications included in your January 31, 2008 Form 10-K as well as your 2008 Forms 10-Q omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. Please file an amendment to your Form 10-K and 2008 Forms10-Q to include the omitted information from the introductory portion of paragraph 4 as well as paragraph 4(b). Please ensure that the revised certifications refer to the Forms 10-K/A and 10-Q/A, as appropriate, and are currently dated. Refer to Section 246.13 of the Division of Corporation Finance – Compliance and Disclosure Interpretations of Regulations S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

We have revised these certifications to include the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b).   Please see Exhibit A hereto, which presents the proposed forms of exhibits 31.1 and 31.2 and that underlines the new language described in the first sentence, and that we will either file as exhibits to our next Annual Report on Form 10-K for the most recently completed fiscal year ended January 31, 2009, which we expect to file in early April 2009, or in amendments to our 2008 Form 10-K and 2008 Forms 10-Q that we will file promptly following the completion of your review, which will depend on your response to the request we have made in our response to Comment 1.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2008

General

15.	Please address the above comments in your interim filings as well, as applicable.

We will address the above comments in our future interim filings as well, as applicable.

Financial Statements

Note 2 – Business Acquisitions, page 8

16.
We note that you signed a definitive agreement to purchase ViSalus Holdings, LLC through a series of investments and have accounted for your acquisition of a 43.6% equity interest in ViSalus as a business combination.  In this regard, we have the following comments:

▪
(1.) It is unclear why you believe it is appropriate to consolidate your 43.6% equity interest in ViSalus.  Please provide us with a comprehensive analysis as to why you believe you have substantive control though your participating rights and intent to acquire additional ownership interest in ViSalus;

▪
(2.) Given that you acquired a 43.6% interest in ViSalus for $13 million, it is unclear why the carrying amount of the redeemable noncontrolling interest was only $0.3 million as of October 31, 2008.  Please advise;

▪
(3.) We note that Mr. Goergen owns 100% of RAM, which has a significant ownership interest in ViSalus.  Please identify the other owners of ViSalus and quantify the ownership interest of each party as well as the consideration given to Mr. Goergen and each prior owner.  Confirm, if true, that the consideration paid was relative to each party’s ownership interest.  Please also disclose Mr. Goergen’s ownership interest in Blyth.

Response

1. At the time we completed the ViSalus transaction, we performed a thorough analysis to determine whether we obtained control of ViSalus.  We first evaluated the provisions of FASB Interpretation No. 46(R) and concluded that ViSalus is not a variable interest entity (VIE).  Accordingly, we looked to the consolidation guidance in Accounting Research Bulletin No. 51.  Paragraph 2 of ARB 51 that states, in relevant part:

“The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation.  However, there are exceptions to this general rule.”

We also considered the definition of control in Regulation S-X Rule 1-02(g), which states:

“Control. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.”

Finally, we considered Regulation S-X Rule 3A-02, which states, in part:

“Majority ownership: Generally, registrants shall consolidate entities that are majority owned and shall not consolidate entities that are not majority owned. The determination of "majority ownership" requires a careful analysis of the facts and circumstances of a particular relationship among entities. In rare situations, consolidation of a majority owned subsidiary may not result in a fair presentation, because the registrant, in substance, does not have a controlling financial interest (for example, when the subsidiary is in legal reorganization or in bankruptcy, or when control is likely to be temporary). In other situations, consolidation of an entity, notwithstanding the lack of technical majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock.”

As described in the following paragraphs, based upon a thorough consideration of the facts and circumstances, we concluded that we obtained control of, and are required to consolidate, Visalus.

We first considered our economic interest in ViSalus.  Together with RAM (which is substantially owned by our Chief Executive Officer and members of his immediate family), we have an equity interest of greater than 58% of ViSalus, resulting in a potential level of influence beyond our voting share percentage. Blyth’s 43.6% initial direct investment, together with the 15.2% indirect investment held by RAM, results in combined 58.8% ownership.

After considering our economic interest in ViSalus, we next considered the composition of the Board of Directors of ViSalus pursuant to our acquisition agreement and the LLC operating agreement (collectively, the “ ViSalus Agreements”).  The Board consists of six members, appointed as follows: Blyth appoints two members; ViSalus’s founders and RAM, as a group, appoint three members; and one member of the six member board is independent of Blyth and ViSalus. The three members appointed by ViSalus consist of two of the founding members and one representative of RAM. As discussed below, Blyth (along with RAM) controls the compensation committee of the Board and, therefore, the compensation of the three ViSalus founding members is governed by the compensation committee.  As a result of the considerations discussed in this paragraph, five of the six Board members operate under the influence of Blyth (the two Blyth appointees and three ViSalus appointees, one of whom is a member of RAM and the other two of whom are executive officers of ViSalus, whose employment and compensation is under the direction of the Blyth-controlled compensation committee).

We next considered the corporate governance mechanisms that impact how significant operating decisions are made.  In determining those operating decisions that are of highest importance to the evaluation of control, we analogized to the guidance in EITF Issue 96-16.  Issue 96-16 implies that, in order to assert that control exists, one party must have the ability to direct the following corporate actions that occur in the ordinary course of business:

•	selecting, terminating, and setting the compensation of management responsible for implementing the investee's policies and procedures; and

•	establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

These criteria are evaluated as follows:

Selecting, Terminating, and Compensating Management

In connection with the acquisition, as a condition of closing, we required the three principal executives of ViSalus to enter into employment agreements that extend through 2011.  The ViSalus Agreements provide that the membership of the compensation committee shall be comprised of a representative from Blyth, a representative from RAM (a related party to Blyth) and an independent representative.  As such, Blyth (along with RAM, which is substantially owned by our Chief Executive Officer and members of his immediate family), contractually controls the compensation committee.  Furthermore, the ViSalus Agreements provide Blyth the right to serve as chairman of ViSalus’s compensation committee.  The compensation committee has the power to set compensation (including salary, bonus, and equity grants) of the officers of ViSalus, employees and independent distributors.

Establishing Operating and Capital Budgets

The annual operating and capital budget, along with the business plan, are established by a majority vote of the Board.  As described above, five of the six Board members operate under the influence of Blyth.  As a result, we concluded that Blyth has the ability to direct the operating and capital decisions of ViSalus.  Furthermore, an affirmative vote of a Blyth-appointed individual is required to “deviate in any material respect from the annual budget, including the business plans and projections contained therein, or approve or amend any other operating or capital budgets…”.

Another significant factor that we considered in concluding that we control ViSalus is the fact that mechanisms are in place to effectuate our purchase of the remaining interest in the near term.  Blyth has the right, and assuming that ViSalus meets certain target EBITDA thresholds in the future, the obligation, to purchase 100% of the remaining ownership interests in the business as detailed in the ViSalus Agreements.  If, in a given period, a contractual EBITDA target is not met, ViSalus has a one-year extension to meet such target.  However, Blyth (but not ViSalus) has the right to waive these requirements. If, for example, ViSalus’ EBITDA were lower than the required threshold in a given year, Blyth could waive the requirement and purchase their interest at a lower price.  ViSalus does not have the same right; in other words, they would be obligated to sell their interest to Blyth regardless of the purchase price.

The final factor we considered is Blyth’s contractual “drag-along” rights.  Under the terms of the ViSalus Agreements, in the event that Blyth determines, in its sole discretion, to pursue a Liquidation Event (defined as a change in control or sale of the business), the other equity owners are required to “consent to, vote for, and raise no objections against, and waive dissenters and appraisal rights (if any) with respect to the drag-along transaction.”

The combination of (1) our direct and indirect majority interest in ViSalus, (2) our ability to direct significant operating, financial, and personnel decisions through the structure of ViSalus’s Board, (3) the contractual mechanisms to buy out the minority interest in the near term and (4) other contractual rights, caused us to conclude that GAAP and SEC rules require us to consolidate ViSalus.

2. On the acquisition date of ViSalus, we recorded the related noncontrolling interest in ViSalus in accordance with SFAS 141. The carryover basis at the date of acquisition was zero due to ViSalus’s minimal book value. Since the acquisition, we have accounted for the redeemable noncontrolling interest in accordance with EITF Topic D-98 “Classification and Measurement of Redeemable Securities”. Although D-98 addresses redeemable securities, we understand that “the SEC staff believes Rule 5-02.28 of Regulation SX also provides analogous guidance to accounting for other equity instruments including noncontrolling interests”. Additionally, Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity.

We have concluded that our expected purchases of additional interests in ViSalus represent a redeemable noncontrolling interest, since the terms of the contract could require us to acquire the remaining interest if certain contractual EBITDA targets are met.

As of October 31, 2008, the noncontrolling interest is not currently redeemable as the contractual requirements of EBITDA are based on ViSalus meeting its EBITDA targets in calendar year 2009, 2010 and 2011, with the possibility of extending this one year as described above.  However, we concluded that the EBITDA targets for acquiring the noncontrolling interests are probable of being met.

Paragraph 16 of the Topic D-98 permits two methods to account for the redemption value of noncontrolling redeemable interest:

•	accrete changes in the redemption value over the period from the date of issuance to the estimated redemption date using an appropriate methodology, such as the interest method, or
•	recognize the initial redemption value immediately and adjust the carrying value for changes in the redemption value of the security to equal the redemption value at the end of each reporting period.

We chose the first method and accrete the changes from the date of issuance through its redemption date. We have calculated the accretion as of October 31, 2008 based on the relative portion of the expected redemption value that relates to the period from the date of acquisition (October 21, 2008) through October 31, 2008.  This amount was based on the projected EBITDA  to be earned during the contractual period multiplied by the contractual EBITDA multiple.

3. Please be advised that Robert B. Goergen does not own 100% of RAM.  Substantially all of the interests in RAM are owned together by the Goergen family, including (i) Mr. Goergen, (ii) Robert B. Goergen, Jr., Vice President of Blyth and President of the Multi-Channel Group; and (iii) Todd A. Goergen, who is the son of Mr. Goergen and Pamela Goergen (a director of Blyth), and the brother of Robert B. Goergen, Jr. (see Note 2 to the Financial Statements to the Quarterly Report for the period ended October 31, 2008).

We will revise Note 2 to disclose the following:  “The other owners of ViSalus include its three founders (each of whom currently own 11.7% of ViSalus) and a small group of employees who collectively own approximately 5.9% of ViSalus.  The Company’s initial investment in ViSalus of $13.0 million was paid to ViSalus ($2.5 million), RAM ($3.0 million) and each of the three founders ($2.5 million each).  Mr. Goergen, our chairman and chief executive officer, beneficially owns approximately 30.0% of our outstanding common stock, and together with members of his family, owns substantially all of RAM.”

We advise you on a supplemental basis that the consideration in the ViSalus transaction was paid to the principal shareholders (RAM and ViSalus) approximately relative to each party’s ownership interest.  As discussed below, RAM received an amount of consideration that was slightly less than that which it would have received had the consideration been shared proportionate to the ownership interest.  The allocation of the purchase price was determined by RAM and the founders.  Prior to our initial investment, each of ViSalus’s three founders owned 23.5% of ViSalus’s voting interests (or a total of 70.5%) and RAM owned 29.5% of ViSalus’s voting interests, but the purchase price allocation differed slightly from these ownership interests.  At the time of the initial closing, the three founders, who together owned 70.5% of ViSalus’s voting interests, received 71.4% of the consideration, and RAM, which owned 29.5% of ViSalus’s voting interests, only received 28.6% of the consideration.  However, the employee shareholders, who together own 5.9% of ViSalus’s equity interest (all of which is non-voting), decided not to sell their shares in the initial closing, but rather agreed to sell their shares in the subsequent closings, when their payments were projected to be larger than if they had sold in the initial closing.  Since the payments in the subsequent closings are based on a multiple of EBITDA and because EBITDA was projected to increase, the employee shareholders elected to defer their sales until later closings.

Note 5 – Investments, page 10

17.
We note your disclosure that during the first quarter of fiscal year 2009, $20.0 million of the $25.0 million auction rate security portfolio outstanding at January 31, 2008 failed to auction due to sellers exceeding buy orders for those securities.  Please disclose how you concluded whether these auction rate securities were or were not deemed to be other than temporarily impaired.  Please refer to FSP FAS 115-1 and FAS 124-1.

Response

Our portfolio of Auction Rate Securities consisted of: (i) a student loan portfolio with the vast majority of the student loans guaranteed by the U.S. Government under the Federal Family Education Loan Program, (ii) municipal bonds guaranteed by a monoline insurance company and (iii) a closed-end fund consisting of preferred stock of various utilities that maintains assets equal to or at least 200% of the liquidation preference of its preferred stock. As of January 31, 2008 and at each of the quarters ended April 30, July 31 and October 31, 2008, we concluded that these securities were not deemed to be other than temporarily impaired due to the following reasons:

•
These auction rate securities are AAA/Aaa rated by Moody’s, Standard & Poors and Fitch Investor Service.  We also believe the current liquidity issues experienced at the macro level have not impacted the credit worthiness of the underlying issuers of the Auction Rate Securities.

•
We had the ability and intent to hold these securities until maturity or until there was a recovery in the fair value of these securities to par. We also note that we are earning interest on these securities and have been able to collect the interest at its applicable reset dates with no exceptions.

•
If the issuers should not be able to meets their obligations, we believe that there is sufficient collateral, either in the form of the guarantee provided by the US Federal Government or the monoline insurer or the assets equaling two times the liquidation preference of the preferred stock to meets the respective obligations of each issuer.

•	Since January 31, 2008, we have liquidated $10.0 million of the $25.0 Auction Rate Securities outstanding at par value with no recorded loss.

We reference paragraph 14 of FSP FAS 115-1 and FAS 124-1 and Appendix A (examples A2 and A3), which considers the investor’s ability and intention to hold the securities and the credit quality of the issuer and its guarantor or insurer, which we believe supports our conclusion that these investments should not be deemed to be other than temporarily impaired.

Provided below is our proposed revised disclosure, which is based on the disclosure, contained in our Quarterly Report on Form 10-Q for the period ended October 31, 2008 Form 10-Q (revisions are identified in italicized text):

As of October 31, 2008 and January 31, 2008, the Company held $14.3 million and $25.0 million, respectively, of ARS classified as available-for-sale securities. The reduction of ARS during the current fiscal year is primarily the result of par value redemptions, of which none were liquidated below par value. ARS are generally long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at predetermined intervals in days. This mechanism generally allows investors to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling their securities at par value. The Company generally invested in these securities for short periods of time as part of its cash management program. The Company’s auction rate securities are all AAA/Aaa rated investments and consist of a student loan portfolio with the vast majority of the student loans guaranteed by the U.S. Government under the Federal Family Education Loan Program and a closed-end fund consisting of preferred stock of various utilities that maintains assets equal to or greater than 200% of the liquidation preference of its preferred stock. These securities’ valuations considered the financial conditions of the issuer and its guarantor as well as the value of the collateral.  If the credit ratings of the issuer or the collateral deteriorate, the Company may adjust the carrying value of these investments.

The recent uncertainties in the credit markets have prevented the Company and other investors from liquidating all of their holdings by selling their securities at par value. Historically, the par value of these securities approximated fair value as a result of the resetting of the interest rate. In the first quarter of fiscal 2009 market auctions, including auctions for substantially all our auction rate securities, began to fail due to insufficient buyers. As a result of these failed auctions and the uncertainty of when these securities could successfully be liquidated at par, the Company has recorded a net unrealized loss of $0.7 million to AOCI as of October 31, 2008 to reflect liquidity risk related to the securities, and has classified these securities as non-current investments as of October 31, 2008. We deem these securities to be temporarily impaired because of our ability and intent to hold these securities to maturity, if necessary, and the underlying liquidity of the issuer and its insurer or guarantor which does not indicate that a condition of a permanent  impairment exists.

We supplementally advise you that we continue to evaluate our ability and intentions to hold these securities to maturity or until a recovery in the fair value of these securities to par. To the extent that business conditions or other matters that impact our cash planning result in a change in our ability and/or intent to hold these securities, we will reassess the classification and other-than-temporary nature of our recorded impairment and provide appropriate additional disclosure..

Note 16 – Contingencies, page 21

18.
Regarding the potential additional corporate income taxes which you may be subject to, please disclose the amount of the reserve that you have recorded.  Disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made.  See paragraphs 8-10 of SFAS 5.  In addition, please note that Question 2 of SAB Topic 5:Y cautions that a statement that the contingency is not expected to be material does not satisfy the requirements of Statement 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities.

Response

We have recorded a reserve related to the potential corporate income taxes. The amount of this reserve is based upon our estimate of the most probable payout based on our interpretation of the facts and circumstances underlying this claim in accordance with SFAS 5. The ultimate resolution of this matter could exceed our recorded reserve in the event of an unfavorable outcome of this matter.  It is reasonably possible that losses in excess of our recorded reserve could be incurred; however, we cannot estimate such a loss at this time.

We have chosen not to disclose the amount of the reserve since we believe that the disclosure is sufficient and is not misleading.  Paragraph no. 9 of SFAS no. 5 requires the disclosure of an accrual when it may be misleading not to do so.  However, in our situation we have disclosed the full amount of the assessment and state that we believe resolution of the matter will not have a material adverse effect on our financial position, cash flows or results of operations.  We therefore believe that the amount of reserve is not material information.

Furthermore, we are currently in settlement discussions with the state with respect to the proposed assessment of additional corporate income taxes.  We believe that the amount of the reserve is confidential, financial information within the exemption provided by section 4(b)(4) of the Freedom of Information Act for the reasons set forth below.  The amount of the reserve is "commercial or financial" information, using the ordinary meanings of those terms.  In Public Citizen Health Research Group v. FDA, 704 F.2d 1280 (D.C. Cir. 1983), the Court of Appeals for the District of Columbia Circuit firmly held that these terms should be given their "ordinary meanings".  In National Parks & Conservation Ass'n v. Morton, 498 F.2d 765 (D.C. Cir. 1974), the Court of Appeals for the District of Columbia Circuit declared that the term "confidential" should be read to protect governmental interests as well as private ones, according to the following two-part test: "to summarize, commercial or financial matter is "confidential" for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the Government's ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained."  We believe that if we were to disclose the amount of the reserve, the state would use that amount as the "floor" (that is, the lowest amount they will accept) during settlement discussions.  If that were the case, we could be required to pay an amount greater than that which we may be able to get the state to accept had they been unaware of the amount of the reserve, and that this greater payment would result in substantial, competitive harm to us.  For the foregoing reasons, we respectfully submit that we should not be required to disclose the amount of the reserve.

Below is our revised example disclosure for the nine month period ended October 31, 2008:

In August 2008, a state department of revenue proposed to assess additional corporate income taxes on the Company for fiscal years 2002, 2003 and 2004 in the net amount of $34.9 million, which includes interest.  In August 2008, the Company filed a protest of the assessment, which it intends to contest vigorously.

During fiscal 2008, the Company established a reserve for this matter that it believes is adequate based on existing facts and circumstances.  The ultimate resolution of this matter could exceed our recorded reserve in the event of an unfavorable outcome of this matter.  It is reasonably possible that losses in excess of our recorded reserve could be incurred; however, we cannot estimate such a loss at this time. The Company believes that the ultimate outcome will not have a material adverse effect on its financial position, cash flows or results of operations.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 21, 2008

Annual Incentives, page 18

19.
Please clarify for us, with a view toward future disclosure, how the compensation committee calculated annual and long-term incentives for each executive officer.  In this regard, several items are unclear:

▪
(1)The statement that the MPIP Target Award is divided into a Business Performance Factor and Individual Performance Factor appears to be inconsistent with the calculation, which indicates that the award is equal to the product of the base salary and Individual Incentive Target.  Please clarify how the two Performance Factors fit into the determination of the MPIP Target Award.  For example, does the achievement of these factors affect or determine the percentage of base salary that is used as the Individual Incentive Target?

▪
(2)In the second and third paragraphs following the calculation of MPIP Target Award, you alternatively suggest that the MPIP Business Performance Factor is based on net earnings, consolidated profits and net income from continuing operations.  We assume that the factor is based, with adjustments, on earnings from continuing operations.  Please confirm supplementally and in future filings please make this more clear by using a term which is consistent throughout your disclosure and with your financial statements.

▪
(3)In the third paragraph following the calculation, you refer to “financial goals” based on net income from operations as well as MBO targets.  It is unclear what you mean by “financial goals” as they relate to the calculation of the MPIP Target Award.  For example, are the “financial goals” part of the MPIP Business Performance Factor, or the Business and Individual Performance Factors combined?  In this regard, we note that in the fourth paragraph, you suggest that the MBOs relate to the Individual Performance Factor.  Does this mean they do not also relate to the Business Performance Factor?

▪
(4)Please clarify what makes up the MBOs.  For example, you state that financial goals for the CEO and CFO were primarily based on consolidated budgeted net income from operations, but in the fourth paragraph, you discuss profitability targets at the segment level.

▪	(5)Please clarify the items within the Individual Performance Factor that were material to the committee’s determination of incentive compensation for each of the named executive officers.
▪
(6)Please tell us supplementally, with a view toward disclosure in future filings, what is meant by the statement that the committee “used its negative discretion” to award Mr. Goergen a bonus of $1.0 million.  Does this mean it used its discretion to reduce the amount of the award that would otherwise have been payable under the various targets that had been set? Or did it decide to pay a bonus even though targets were not met?

▪
(7)Please clarify what a “merit increase” is and how the amount is determined.  Is this something other than MPIP incentive compensation? Is it a salary adjustment?  What are the guidelines that determine the merit increase?  Please also clarify whether the merit increases were paid with respect to 2008, or whether they are prospective in nature.

Response

1. We refer to our annual incentive program as the Management Performance Incentive Plan (“MPIP”).  All of our management-level employees (except for those that participate in sales incentive plans), including our named executive officers, participate in the MPIP.  Each of the participants in the MPIP is assigned an individual incentive target, which is expressed as a percentage of that employee’s salary.  For our named executive officers, the incentive targets in fiscal 2008 were as follows: Robert B. Goergen (100%), Robert H. Barghaus (50%), Anne M. Butler (60%) and Robert B. Goergen, Jr. (50%).  The product of the employee’s annual salary and his or her incentive target yields the “target award.”  The amount of the target award (which is expressed as a dollar amount) is split into two sections, one of which is influenced by the company’s performance (we refer to this as the “Business Performance Factor”) and the other of which is influenced by the employee’s individual performance (we refer to this as the “Individual Performance Factor”).  The ratio of Business to Individual Performance Factor varies among employees and executives. For our named executive officers, the ratio of Business to Individual Performance Factor is as follows: Robert B. Goergen (75/25), Robert H. Barghaus (50/50), Anne M. Butler (65/35) and Robert B. Goergen, Jr. (60/40).  In future filings, we will disclose this more clearly, and will indicate the individual incentive target (expressed as a percentage) and target award (expressed as a dollar amount) for our named executive officers.  We will also disclose the ratio of Business to Individual Performance Factor for our named executive officers.

2. We confirm on a supplemental basis that the terms net earnings, consolidated profits and net income from continuing operations all refer to earnings from continuing operations, and we will use a consistent term in our future “Compensation Discussion and

Analysis.”  We also confirm on a supplemental basis that the term “earnings from continuing operations” is consistent with our financial statements.

3. Each of the participants in the MPIP, including the named executive officers, is expected to strive during the year to achieve several management objectives, which we refer to as MBOs.  The compensation committee determines the extent (expressed as a percentage) to which each named executive officer achieved his or her MBOs.  That percentage equals the Individual Performance Factor.  The MBOs cover a wide variety of areas and include key organizational, strategic and special project goals.

4. MBOs, which we also refer to as Individual Performance Factors, reflect key financial and managerial goals for each named executive officer.  Please see responses 3 and 5 below, which describe the MBOs in greater detail.

5. The compensation committee looked to several different financial and non-financial objectives (or MBOs) for each named executive officer.  The MBOs are collectively designed to drive the financial performance targets and are typically short-term goals that can be accomplished or advanced during the fiscal year.  We view some of the MBOs as confidential and, as discussed below in our response to comment 20, respectfully suggest that their disclosure would result in competitive harm.

We will disclose in future filings that the material MBOs (as they may change over time) for Robert B. Goergen, our Chairman and Chief Executive Officer, included: (1) the achievement by the Company of net sales of $1,150.0 million, cash flow from operations of $85.0 million and a return on shareholders’ equity of at least 13%; (2) revising the Company’s three-year strategic plan; and (3) certain matters related to succession planning.

We will disclose in future filings that the material MBOs (as they may change over time) for Robert H. Barghaus, our Chief Financial Officer, included: (1) working with Robert B. Goergen, Jr. and Anne M. Butler to ensure that the Direct Selling and Multi-Channel segments achieved their financial results; (2) developing an appropriate capital structure for the Company; and (3) strategic development matters.

We will disclose in future filings that the material MBOs (as they may change over time) for Anne M. Butler, President of PartyLite Worldwide, included: (1) achievement of PartyLite’s budgeted operating, cash flow from operations and inventory targets; (2) implementing new profit program enhancements to support PartyLite’s consultants and leaders; and (3) succession planning matters.

We will disclose in future filings that the material MBOs (as they may change over time) for Robert B. Goergen, Jr., President, Multi-Channel Group, included: (1) achievement of certain financial results, including net sales and earnings, for each business unit within the Multi-Channel Group; (2) identifying acquisition candidates and/or organic growth opportunities; (3) the sale of BHI NA for a target sales price; and (4) implementation of new enterprise resource planning systems.

6.   The compensation committee exercises “negative discretion” in setting payouts under the MPIP.  By setting a high amount that can then be reduced, we have been advised by legal counsel that our MPIP meets the requirements of Section 162(m) of the Internal Revenue Code.  In fiscal 2008, the committee exercised its negative discretion to reduce the payout to Mr. Goergen from $1,390,156 to $1,000,000.

7. A “merit increase” is a salary adjustment and is unrelated to incentive compensation.  The committee is presented with research annually that includes compensation surveys and Consumer Price Index data.  Management also presents its recommendations for merit increases.  Merit increases, if granted, are prospective in nature and were applied to pay periods commencing after the April 2008 board meeting.

20.
We note your disclosure on page 18 that profitability targets at the segment level are not being disclosed due to the risk of competitive harm.  Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances.  Alternatively, please include in your future filings the amount of financial target levels and disclose whether these targets were achieved.  Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.  Note that we may have additional comments upon review of your response.

Response

Our segment level profitability targets are confidential financial information of substantial competitive value and should therefore remain undisclosed under Exemption 4 of the Freedom of Information Act and the Securities Exchange Act of 1934.  The profitability targets should receive confidential treatment for the reasons set forth below.

In National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), the court defined as “confidential” a commercial or financial matter, under a section (b)(4) of the Freedom of Information Act exemption, if “…disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.”  The release of profitability targets for Blyth at the segment level would cause substantial competitive harm to Blyth due to the negative impact that may impact PartyLite’s ability to recruit and retain consultants.

We have not disclosed segment level profitability targets due to the risk of substantial competitive harm to our PartyLite direct selling business.  The direct selling industry is highly competitive, and disclosure of the profitability targets would have a substantial negative impact on PartyLite’s competitive position.  The success of the direct sales model is largely dependent on our ability to attract and retain independent sales consultants, who sell our products to consumers through the home party plan method of direct selling.  Unlike other channels of distribution, in which companies compete against each other to sell similar products, direct sellers compete for people who will sell their products.

Direct Sales has become a popular channel in recent years, with numerous start-up companies joining long-standing direct sellers like PartyLite in offering competing earnings opportunities to people willing to join the business.  Recognizing that people take many factors into account when determining if they will join a direct selling company and which company they will join, management believes that maintaining positive perception among potential sales consultants is critical to our success.  Since most of PartyLite’s direct competitors are privately held companies, access to their financial targets is not available, and it is therefore a simpler task to establish and maintain positive company perception.  PartyLite’s sales and profits have declined in recent years, and prospective consultants could incorrectly infer from this information that PartyLite’s income opportunity could be less than that of other direct sellers.

We also believe there exists the possibility that competitors will use our financial targets, if published, to create inaccurate or misleading negative perceptions about PartyLite. Using the same logic as that noted above, competitors could present prospective consultants with PartyLite’s sales and profit data to lead them to the conclusion that a greater income opportunity exists with the competitor.  Moreover, direct selling is a momentum-driven business in which positive experience for independent sales consultants tends to build upon itself, driving more parties, more sales and, ultimately, more people to join the business.  Information about the company that may be perceived as negative can be distracting to the independent sales force, disrupting positive momentum and, potentially creating a self-fulfilling negative prophesy.  Disclosure of the company’s profitability targets, accompanied by the absence of such a requirement in most of our direct competitors, would place PartyLite at a substantial competitive disadvantage.

In addition to the items noted above, substantial competitive harm of the company could result from competitors attempting to recruit Blyth’s top talent.  Several of our business units are in turn-around situations, and specific knowledge of that data would support a competitor’s ability to make assumptions about Blyth’s incentive plans and present a (real or perceived) more lucrative employment opportunity.

Though our other segments do not share the same rationale for positive perception, they do share the same talent retention needs.  Providing financial target data about our segments would expose the company to the risk of substantial competitive harm.  We have therefore determined it appropriate to disclose only our consolidated financial targets.

21.
The note to the calculation you provide indicates that the Individual Incentive target, which is multiplied by base salary, is a dollar amount.  However the next paragraph suggests that it is a percentage of base salary.  Please clarify supplementally how this is calculated, with a view toward disclosure in future filings.

Response

Each of the participants in the MPIP is assigned an individual incentive target, which is expressed as a percentage of that employee’s salary.  The product of the employee’s annual salary and his or her incentive target yields the “target award” (which is expressed as a dollar amount).  We will clarify this in future disclosure .

22.
Please disclose the EBIT and net income targets upon which you base LTIP awards, as these appear to be material to your determination of the amount of the awards.  Alternatively, provide us with your analysis as to why disclosure would be likely to cause substantial competitive harm.  We may have additional comments upon review of your response.  Please also clarify how the LTIP Business Performance Factor is determined and the amount that was applied against the LTI Grant to determine the LTIP award.

Response

The EBIT and net income targets upon which we base our LTIP awards were the same targets used in the annual incentive program.  The net income from continuing operations target, with adjustments, was $49.8 million.  EBIT targets for each business segment were not disclosed due to the risk of substantial competitive harm, as described above in our response to comment 20.  The LTIP Business Performance Factor is based on earnings from continuing operations (the same as for our MPIP, as described in our response to comment 19), but also includes an additional inventory metric.  We will expand our disclosure of the LTIP Business Performance Factor in future filings.

* * * * * * * * * * * * * * * * * *

We hope that the foregoing will be satisfactory to you, and we look forward to receiving any further comments or suggestions that you may have.

Blyth, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert H. Barghaus
Vice President and Chief Financial Officer

Exhibit A
Proposed form of Exhibit 31.1

CERTIFICATION

I, Robert B. Goergen, certify that:

1.	I have reviewed this [Annual Report on Form 10-K][Annual Report on Form 10-K/A] of Blyth, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:                          , 2009

Robert B. Goergen
Chairman and Chief Executive Officer

Proposed form of Exhibit 31.2
CERTIFICATION

I, Robert H. Barghaus, certify that:

1.	I I have reviewed this [Annual Report on Form 10-K][Annual Report on Form 10-K/A] of Blyth, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:                       , 2009

Robert H. Barghaus
Vice President and Chief Financial Officer